Pricing Supplement

(To Prospectus dated November 4, 2016,	Filed Pursuant to Rule 424(b)(2)
Series A Prospectus Supplement dated November 4, 2016 and	Registration Statement No. 333-213265

Product Supplement EQUITY-1 dated January 24, 2017)

Dated December 7, 2018

$6,200,000

BofA Finance LLC

Contingent Income Auto-Callable Notes Linked to the Least Performing of the Nasdaq-100® Index, the EURO STOXX 50® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF, due December 10, 2021

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TKC4 .
•	The notes are senior unsecured obligations issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of the principal amount at maturity.
•	The notes will mature on December 10, 2021, unless previously called.
•	Payments on the notes will depend on the individual performance of the Nasdaq-100® Index (the “NDX”), the EURO STOXX 50® Index (the “SX5E”) and the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP”) (each, an “Underlying,” and collectively, the “Underlyings”).
•	If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Threshold Value, we will pay a Contingent Coupon Payment of $28.75 per $1,000 in principal amount (a rate of 2.875% per quarter, or 11.50% per annum) on the applicable Contingent Payment Date (each as defined below).
•	The Contingent Payment Dates will be quarterly, on the 11th day of each March, June, September and December during the term of the notes, commencing on March 11, 2019 and ending on the maturity date (the last quarterly Contingent Payment Date will be the maturity date).
•	Prior to the maturity date, if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date other than the final Observation Date, the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the Contingent Coupon Payment with respect to that Observation Date. No further amounts will be payable following an early redemption.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the performance of the Least Performing Underlying (as defined below). If the notes are not automatically redeemed prior to maturity, the Redemption Amount will be determined as follows:
a)	If the Ending Value (as defined below) of the Least Performing Underlying is greater than or equal to its Threshold Value, the Redemption Amount will equal the principal amount plus the final Contingent Coupon Payment.
b)	If the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the level of the Least Performing Underlying from its Starting Value. In that case, the Redemption Amount will be less than 60% of the principal amount and could be zero.
•	The “Threshold Value” with respect to each Underlying is 60% of its Starting Value.
•	The “Least Performing Underlying” will be the Underlying with the lowest Underlying Return (as defined below).
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of December 7, 2018 (the “pricing date”) is $955.80 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-31 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	$1,000.00	$6,200,000
Underwriting Discount	$28.50	$176,700
Proceeds (before expenses) to BofA Finance	$971.50	$6,023,300
(1) The public offering price for investors purchasing the notes in fee-based advisory accounts will be $971.50 per note.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on December 12, 2018 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-8
DESCRIPTION OF THE NOTES	pS-14
THE UNDERLYINGS	pS-17
SUPPLEMENTAL PLAN OF DISTRIBUTION; rOLE OF MLPF&s AND CONFLICTS OF INTEREST	pS-29
STRUCTURING THE NOTES	pS-31
VALIDITY OF THE NOTES	pS-31
U.S. FEDERAL INCOME TAX SUMMARY	pS-32

SUMMARY

The Contingent Income Auto-Callable Notes Linked to the Least Performing of the Nasdaq-100® Index, the EURO STOXX 50® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF, due December 10, 2021 (the “notes”) are our senior debt securities. Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other senior unsecured debt, and the related guarantee will rank equally with all of BAC’s other senior unsecured debt. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. Unless earlier called, the notes will mature on December 10, 2021.

If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Threshold Value, we will pay a Contingent Coupon Payment of $28.75 per $1,000 in principal amount (a rate of 2.875% per quarter, or 11.50% per annum) on the applicable Contingent Payment Date. Prior to the maturity date, if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date other than the final Observation Date, the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an early redemption. If the notes are not called prior to maturity, and if the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value, at maturity you will receive the principal amount plus the final Contingent Coupon Payment. If the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the value of the Least Performing Underlying from its Starting Value. In that case, the Redemption Amount will be less than 60% of the principal amount and could be zero. The notes are not traditional debt securities and it is possible that the notes will not pay any Contingent Coupon Payments, and you may lose some or all of your principal amount at maturity.

Any payments on the notes, including any Contingent Coupon Payments, depend on the credit risk of BofA Finance and BAC and on the performance of each of the Underlyings. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-28.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years, if not previously called.
Pricing Date:	December 7, 2018
Issue Date:	December 12, 2018
Maturity Date:	December 10, 2021
Underlyings:	The Nasdaq-100® Index (Bloomberg ticker: “NDX”), the EURO STOXX 50® Index (Bloomberg ticker: “SX5E”) and the SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg ticker: “XOP”)
Automatic Call:	All (but not less than all) of the notes will be automatically called if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date other than the final Observation Date. If the notes are automatically called, the Early Redemption Payment will be paid on the applicable Contingent Payment Date.

Observation Dates:	The most proximate day to the relevant Contingent Payment Date that is at least three scheduled trading days prior to such Contingent Payment Date for each Underlying. The Observation Dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1.
Early Redemption Payment:	The sum of the principal amount plus the Contingent Coupon Payment with respect to the applicable Observation Date.
Contingent Coupon Payment:	If, on any Observation Date, the Observation Value of each Underlying is greater than or equal to its Threshold Value, we will pay a Contingent Coupon Payment of $28.75 per $1,000 in principal amount (a rate of 2.875% per quarter or 11.50% per annum) on the applicable Contingent Payment Date.
Contingent Payment Dates:	Quarterly, on the 11th day of each March, June, September and December during the term of the notes, commencing on March 11, 2019 and ending on the maturity date (the last quarterly Contingent Payment Date will be the maturity date). Postponement of a quarterly Observation Date as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1, will not cause the postponement of the Contingent Payment Date relating to such Observation Date.
Redemption Amount:

If the notes have not been automatically called prior to maturity, the Redemption Amount per note will be:

a)     If the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value:

$1,000 + the final Contingent Coupon Payment

b)     If the Ending Value of the Least Performing Underlying is less than its Threshold Value:

$1,000 + ($1,000 x Underlying Return of the Least Performing Underlying)

In that case, the Redemption Amount will be less than 60% of the principal amount and could be zero.

Starting Value:	NDX: 6,613.275 SX5E: 3,058.53 XOP: $31.54
Threshold Value:

NDX: 3,967.965, which is 60% of its Starting Value

SX5E: 1,835.12, which is 60% of its Starting Value, rounded to two decimal places

XOP: $18.92, which is 60% of its Starting Value, rounded to two decimal places

Observation Value:	With respect to the NDX and the SX5E, its closing level on the applicable Observation Date. With respect to the XOP, its Closing Market Price on the applicable Observation Date multiplied by its Price Multiplier on that day.
Ending Value:	With respect to each Underlying, its Observation Value on the final Observation Date.
Price Multiplier:	1, subject to adjustment for certain events relating to the XOP as described in “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-23 of product supplement EQUITY-1.
Least Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	With respect to each Underlying, (Ending Value – Starting Value) Starting Value
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance. For further information, see “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts of Interest” beginning on page on PS-29 of this pricing supplement.
Selling Agent:	MLPF&S, an affiliate of BofA Finance. For further information, see “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts of Interest” beginning on page on PS-29 of this pricing supplement.

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It assumes that the notes have not been called by the issuer prior to maturity and is based on hypothetical values and shows hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and return on the notes based on a hypothetical Starting Value of 100 and a hypothetical Threshold Value of 60 for the Least Performing Underlying, the Contingent Coupon Payment of $28.75 per $1,000 in principal amount, and a range of hypothetical Ending Values of the Least Performing Underlying. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Values, Threshold Values, Observation Values and Ending Values of the Underlyings, whether the notes are called prior to maturity, and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Underlyings, see “The Underlyings” section below. The Ending Value of each Underlying will not include any income generated by dividends paid on the securities represented by that Underlying, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer and Guarantor credit risk.

Ending Value of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
0.00	-100.00%	$0.00	-100.000%
10.00	-90.00%	$100.00	-90.000%
20.00	-80.00%	$200.00	-80.000%
30.00	-70.00%	$300.00	-70.000%
40.00	-60.00%	$400.00	-60.000%
50.00	-50.00%	$500.00	-50.000%
59.99	-40.01%	$599.90	-40.010%
60.00(2)	-40.00%	$1,028.75 (3)	2.875%
70.00	-30.00%	$1,028.75	2.875%
80.00	-20.00%	$1,028.75	2.875%
90.00	-10.00%	$1,028.75	2.875%
100.00(4)	0.00%	$1,028.75	2.875%
110.00	10.00%	$1,028.75	2.875%
120.00	20.00%	$1,028.75	2.875%
140.00	40.00%	$1,028.75	2.875%
160.00	60.00%	$1,028.75	2.875%
180.00	80.00%	$1,028.75	2.875%
200.00	100.00%	$1,028.75	2.875%
(1)	The “Return on the Notes” is calculated based on the Redemption Amount, not including any Contingent Coupon Payments paid prior to maturity.
(2)	This is the hypothetical Threshold Value of the Least Performing Underlying.
(3)	This amount represents the sum of the principal amount and the final Contingent Coupon Payment.
(4)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value for each Underlying is set forth on page PS-4 above.

Total Contingent Coupon Payments

The table below illustrates the hypothetical total Contingent Coupon Payments per $1,000 in principal amount over the term of the notes, based on a Contingent Coupon Payment of $28.75 per note, depending on how many Contingent Coupon Payments are payable prior to early redemption or maturity. Depending on the performance of the Underlyings, you may not receive any Contingent Coupon Payments during the term of the notes.

Number of Contingent Coupon Payments	Total Contingent Coupon Payments
0	$0.00
1	$28.75
2	$57.50
3	$86.25
4	$115.00
5	$143.75
6	$172.50
7	$201.25
8	$230.00
9	$258.75
10	$287.50
11	$316.25
12	$345.00

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected. There is no fixed principal repayment amount on the notes at maturity. If the notes are not called and the Ending Value of any Underlying is less than its Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Starting Value. In that case, you will lose all or a substantial portion of your principal.

Your return on the notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the notes. Your return on the notes is limited to the Contingent Coupon Payments paid over the term of the notes, regardless of the extent to which the Ending Value of any Underlying exceeds its Starting Value. Similarly, the amount payable at maturity or upon a call will never exceed the sum of the principal amount and the applicable Contingent Coupon Payment, regardless of the extent to which the Observation Value of any Underlying exceeds its Starting Value.

In contrast, a direct investment in the securities included in one or more of the Underlyings would allow you to receive the benefit of any appreciation in their values. Thus, any return on the notes will not reflect the return you would realize if you actually owned those securities and received the dividends paid or distributions made on them.

The notes are subject to a potential automatic early redemption, which would limit your ability to receive the Contingent Coupon Payments over the full term of the notes. The notes are subject to a potential automatic early redemption. Prior to maturity, the notes will be automatically called on any Observation Date other than the final Observation Date if the Observation Value of each Underlying is greater than or equal to its Starting Value. If the notes are redeemed prior to the maturity date, you will be entitled to receive the principal amount and the Contingent Coupon Payment with respect to the applicable Observation Date. In this case, you will lose the opportunity to continue to receive Contingent Coupon Payments after the date of early redemption. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the notes.

You may not receive any Contingent Coupon Payments. Investors in the notes will not necessarily receive Contingent Coupon Payments on the notes. If the Observation Value of any Underlying is less than its Threshold Value on an Observation Date, you will not receive the Contingent Coupon Payment applicable to that Observation Date. If the Observation Value of any Underlying is less than its Threshold Value on all the Observation Dates during the term of the notes, you will not receive any Contingent Coupon Payment during the term of the notes, and will not receive a positive return on the notes.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the applicable payment date, regardless of the Observation Value of any Underlying as compared to its Threshold Value or Starting Value. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other senior unsecured obligations of the Guarantor.

The public offering price you pay for the notes exceeds the initial estimated value. The initial estimated value that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the values of the Underlyings, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the values of the Underlyings. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The payments on the notes will not reflect changes in the values of the Underlyings other than on the Observation Dates. Changes in the values of the Underlyings during the term of the notes other than on the Observation Dates will not affect payments on the notes. The calculation agent will determine whether each Contingent Coupon Payment is payable, and calculate the Redemption Amount, by comparing only the Starting Value or the Threshold Value, as applicable, to the Observation Value or the Ending Value for each Underlying. No other values of the Underlyings will be taken into account. As a result, if the notes are not called prior to maturity, you will receive less than the principal amount at maturity even if the value of each Underlying has increased at certain times during the term of the notes before the Least Performing Underlying decreases to a value that is less than its Threshold Value as of the final Observation Date.

Because the notes are linked to the least performing (and not the average performance) of the three Underlyings, you may not receive any return on the notes and may lose some or all of your principal amount even if the Observation Value of one or more Underlyings is always greater than or equal to its Threshold Value. Your notes are linked to the least performing of three Underlyings, and a change in the value of one Underlying may not correlate with changes in the value of the other two Underlyings. The notes are not linked to a basket composed of the Underlyings, where the depreciation in the value of one Underlying could be offset to some extent by the appreciation in the value of one or both of the other Underlyings. In the case of the notes that we are offering, the individual performance of each Underlying would not be combined, and the depreciation in the value of one Underlying would not be offset by any appreciation in the values of the other Underlyings. Even if the Observation Values of two Underlyings are at or above their respective Threshold Values on an Observation Date, you will not receive the Contingent Coupon Payment with respect to that Observation Date if the Observation Value of the other Underlying is below its Threshold Value on that day. In addition, even if the Ending Values of two Underlyings are at or above their respective Threshold Values, you will lose more than 40% of your principal if the Ending Value of the other Underlying is below its Threshold Value.

The publishers of the SX5E and the NDX may adjust each of their respective underlyings in a way that affects their respective levels, and the publishers has no obligation to consider your interests. The publishers of each of the SX5E and the NDX can add, delete, or substitute the components included in their respective underlyings that could change their levels. A new security included in each of the SX5E and the NDX may perform significantly better or worse than the replaced security, and the performance will impact the levels of each of the SX5E and the NDX. The publishers of each of the SX5E and the NDX can also make other methodological changes that could change their respective levels. Additionally, the publishers of the SX5E and the NDX may alter, discontinue, or suspend calculation or dissemination of their respective underlyings. Any of these actions could adversely affect the value of your notes. The publishers of each of the SX5E and the NDX will have no obligation to consider your interests in calculating or revising their respective underlyings.

The sponsor or investment advisor of the XOP may adjust the XOP in a way that affects its price, and the sponsor or investment advisor has no obligation to consider your interests. The sponsor or investment advisor of the XOP can add, delete, or substitute the components included in that Underlying or make other methodological changes that could change its price. A new security included in an Underlying may perform significantly better or worse than the replaced security, and the performance will impact the price of that Underlying. Additionally, the sponsor or investment advisor of the XOP may alter, discontinue, or suspend calculation or dissemination of that Underlying. Any of these actions could adversely affect the value of your notes. The sponsor or investment advisor of any Underlying will have no obligation to consider your interests when making any changes to the applicable Underlying.

The performance of the XOP may not correlate with the performance of its underlying index (an “Underlying Index”) as well as the net asset value per share of the XOP, especially during periods of market volatility. The performance of the XOP and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the XOP may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the XOP not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the XOP, differences in trading hours between the XOP (or the underlying assets held by the XOP) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant. In addition, because the shares of the XOP are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the XOP may differ from its net asset value per share; shares of the XOP may trade at, above, or below its net asset value per share. During periods of market volatility, securities held by the XOP may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the XOP and the liquidity of the XOP may be adversely affected. Market volatility may also disrupt the ability of market participants to trade shares of the XOP. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the XOP. As a result, under these circumstances, the market value of shares of the XOP may vary substantially from the net asset value per share of the XOP.

For the foregoing reasons, the performance of the XOP may not match the performance of its Underlying Index or the net asset value per share of the XOP over the same period. Because of this variance, the return on the notes to the extent dependent on the performance of the XOP may not be the same as an investment directly in the securities included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including MLPF&S, may buy or sell shares of the XOP or the securities held by or included in an Underlying, or futures or options contracts on an Underlying or those securities, or other listed or over-the-counter derivative instruments linked to an Underlying or those securities. We, the Guarantor and any of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of an Underlying in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the value of an Underlying. Consequently, the value of an Underlying may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also engage in hedging activities that could affect the value of an Underlying on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of an Underlying, the market value of your notes prior to maturity or the amounts payable on the notes.

The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier and other terms of the notes to reflect certain corporate actions by the XOP, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the XOP and will have broad discretion to determine whether and to what extent an adjustment is required.

All of the securities held by the XOP are concentrated in one industry. The XOP holds securities issued by companies in the oil and gas exploration industry. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the XOP, the return on an investment in the notes will be subject to certain risks similar to those associated with direct equity investments in this sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the XOP develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the XOP, the market price of the XOP, and the value of the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may engage in trading activities related to the Underlyings or the securities represented by the Underlyings that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon the Underlyings. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the values of the Underlyings or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlyings. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the accompanying product supplement) has occurred, or in connection with judgments that it would be required to make if certain corporate events occur as to the XOP. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The notes are subject to risks associated with foreign securities markets. Each of the NDX and the SX5E includes certain foreign equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the NDX and the SX5E may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of a natural disaster or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as contingent income-bearing single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income

Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*    *    *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the product supplement and prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other senior unsecured debt from time to time outstanding. The guarantee of the notes will rank equally with all other senior unsecured obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Unless automatically called prior to the maturity date, the notes will mature on December 10, 2021. Prior to maturity, the notes are not repayable at our option or at your option.

If any scheduled Contingent Payment Date, including the maturity date, is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Contingent Coupon Payment

If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Threshold Value, we will pay the Contingent Coupon Payment on the applicable Contingent Payment Date.

The “Contingent Coupon Payment” will be $28.75 per $1,000 in principal amount (a rate of 2.875% per quarter or 11.50% per annum).

The “Threshold Value” for each Underlying (which is 60% of its Starting Value) is set forth on page PS-4 above.

For so long as the notes are held in book-entry only form, we will pay the Contingent Coupon Payment to the persons in whose names the notes are registered at the close of business one business day prior to each Contingent Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable payment date, whether or not that date is a business day.

Notwithstanding the foregoing, the Redemption Amount, including the final Contingent Coupon Payment with respect to the final Observation Date, if payable, will be paid to the persons in whose names the notes are registered on the maturity date.

Automatic Early Redemption

The notes will be automatically called in whole, but not in part, prior to maturity if the Observation Value of each Underlying on any Observation Date other than the final Observation Date is greater than or equal to its Starting Value. Upon an early redemption, you will receive the Early Redemption Payment on the applicable Contingent Payment Date. You will not receive any additional payments on the notes after the early redemption date.

The “Early Redemption Payment” will be the principal amount of your notes, plus the Contingent Coupon Payment with respect to the applicable Observation Date.

Redemption Amount

If your notes are not called prior to maturity, then at maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be calculated as follows:

•	If the Ending Value of each Underlying is greater than or equal to its Threshold Value, the Redemption Amount will equal the principal amount plus the Contingent Coupon Payment with respect to the final Observation Date.
•	If the Ending Value of any Underlying is less than its Threshold Value, the Redemption Amount per note will equal:

$1,000 + ($1,000 x the Underlying Return of the Least Performing Underlying)

In this case, the Redemption Amount will be less than 60% of the principal amount of the notes, and you will lose more than 40% and up to 100% of your principal.

With respect to each Underlying, its “Underlying Return” will equal:

Ending Value – Starting Value

Starting Value

For each Underlying, the Threshold Value is 60% of the Starting Value.

Determining the Starting Value, the Observation Value and the Ending Value of Each Underlying

With respect to the NDX and the SX5E, the “Starting Value” (which is its closing level on the pricing date) is set forth on page PS-4 above. With respect to the XOP, the “Starting Value” (which is its Closing Market Price on the pricing date) is set forth on page PS-4 above.

With respect to the NDX and the SX5E, the “Observation Value” will be its closing level on the applicable Observation Date. With respect to the XOP, the “Observation Value” will be its Closing Market Price on the applicable Observation Date multiplied by its Price Multiplier on that day.

The “Price Multiplier” of the XOP will be 1, subject to adjustment by the calculation agent in its sole discretion and as it deems reasonable for certain corporate events relating to that Underlying described in the product supplement under “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs—Anti-Dilution Adjustments for an ETF.”

With respect to each Underlying, the “Ending Value” will be its Observation Value on the final Observation Date.

With respect to the SX5E, a “trading day” means a day on which (1) the Eurex or any successor is open for trading and (2) the SX5E or any successor is calculated and published.

With respect to each Underlying, a day is a “scheduled trading day” if, as of the pricing date, such day is expected to be a trading day for such Underlying.

The Observation Dates are subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.” If a quarterly Observation Date is postponed as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1, the Contingent Payment Date relating to such Observation Date will not be postponed.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the final Observation Date were the third trading day prior to the date of acceleration. We will also determine whether the final Contingent Coupon Payment is payable based upon the prices of the

Underlyings on the deemed final Observation Date; any such final Contingent Coupon Payment will be prorated by the calculation agent to reflect the length of the final contingent payment period. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

THE UNDERLYINGS

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, each of Nasdaq, Inc., the sponsor of the NDX, STOXX Limited (“STOXX”), the sponsor of the SX5E, and SSGA Funds Management, Inc. (“SSGA”), the investment advisor of the XOP. We refer to Nasdaq, Inc., STOXX and SSGA as the “Underlying Sponsors.”

The Nasdaq-100® Index

General

The NDX is intended to measure the performance of the 100 largest domestic and international non-financial securities listed on NASDAQ based on market capitalization. The NDX reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies.

As of December 6, 2018, the major industry groups covered in the NDX (listed according to their respective capitalization in the NDX) were as follows: Information Technology (53.91%); Consumer Services (24.88%); Health Care (9.35%); Consumer Goods (6.00%); Industrials (4.68%) and Telecommunications (0.85%).

The NDX began trading on January 31, 1985 at a base value of 125.00. The NDX is calculated and published by Nasdaq, Inc. In administering the NDX, Nasdaq, Inc. will exercise reasonable discretion as it deems appropriate.

Underlying Stock Eligibility Criteria

NDX eligibility is limited to specific security types only. The security types eligible for the NDX include foreign or domestic common stocks, ordinary shares, ADRs and tracking stocks. Security types not included in the NDX are closed-end funds, convertible debt securities, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interest, warrants, units, and other derivative securities. The NDX does not contain securities of investment companies. For purposes of the NDX eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.

Initial Eligibility Criteria

To be eligible for initial inclusion in the NDX, a security must be listed on NASDAQ and meet the following criteria:

•	the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);
•	the security must be of a non-financial company;
•	the security may not be issued by an issuer currently in bankruptcy proceedings;
•	the security must have a minimum three-month average daily trading volume of at least 200,000 shares;
•	if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;
•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the NDX;
•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and
•	the issuer of the security must have “seasoned” on NASDAQ, NYSE or NYSE Amex. Generally, a company is considered to be seasoned if it has been listed on a market for at least three full months (excluding the first month of initial listing).

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the NDX, the following criteria apply:

•	the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market;
•	the security must be of a non-financial company;
•	the security may not be issued by an issuer currently in bankruptcy proceedings;
•	the security must have a minimum three-month average daily trading volume of at least 200,000 shares;
•	if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the ranking review process);
•	the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NDX at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it will be removed from the NDX effective after the close of trading on the third Friday of the following month; and
•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

Computation of the NDX

The value of the NDX equals the aggregate value of the NDX share weights (the “NDX Shares”) of each of the NDX securities multiplied by each such security’s last sale price (last sale price refers to the last sale price on NASDAQ), and divided by the divisor of the NDX. If trading in an NDX security is halted while the market is open, the last traded price for that security is used for all NDX computations until trading resumes. If trading is halted before the market is open, the previous day’s last sale price is used. The formula for determining the NDX value is as follows:

Aggregated Adjusted Market Value
Divisor

The NDX is ordinarily calculated without regard to cash dividends on NDX securities. The NDX is calculated during the trading day and is disseminated once per second from 09:30:01 to 17:16:00 ET. The closing level of the NDX may change up until 17:15:00 ET due to corrections to the last sale price of the NDX securities. The official closing value of the NDX is ordinarily disseminated at 17:16:00 ET.

NDX Maintenance

Changes to NDX Constituents

Changes to the NDX constituents may be made during the annual ranking review. In addition, if at any time during the year other than the annual review, it is determined that an NDX security issuer no longer meets the criteria for continued inclusion in the NDX, or is otherwise determined to have become ineligible for continued inclusion in the NDX, it is replaced with the largest market capitalization issuer not currently in the NDX that meets the applicable eligibility criteria for initial inclusion in the NDX.

Ordinarily, a security will be removed from the NDX at its last sale price. However, if at the time of its removal the NDX security is halted from trading on its primary listing market and an official closing price cannot readily be determined, the NDX security may, in Nasdaq, Inc.’s discretion, be removed at a price of $0.00000001 (“zero price”). This zero price will be applied to the NDX security after the close of the market but prior to the time the official closing value of the NDX is disseminated.

Divisor Adjustments

The divisor is adjusted to ensure that changes in the NDX constituents either by corporate actions (that adjust either the price or shares of an NDX security) or NDX participation outside of trading hours do not affect the value of the NDX. All divisor changes occur after the close of the applicable index security markets.

Quarterly NDX Rebalancing

The NDX will be rebalanced on a quarterly basis if it is determined that (1) the current weight of the single NDX security with the largest market capitalization is greater than 24.0% of the NDX or (2) the collective weight of those securities whose individual current weights are in excess of 4.5%

exceeds 48.0% of the NDX. In addition, a “special rebalancing” of the NDX may be conducted at any time if Nasdaq, Inc. determines it necessary to maintain the integrity and continuity of the NDX. If either one or both of the above weight distribution conditions are met upon quarterly review, or Nasdaq, Inc. determines that a special rebalancing is necessary, a weight rebalancing will be performed.

If the first weight distribution condition is met and the current weight of the single NDX security with the largest market capitalization is greater than 24.0%, then the weights of all securities with current weights greater than 1.0% (“large securities”) will be scaled down proportionately toward 1.0% until the adjusted weight of the single largest NDX security reaches 20.0%.

If the second weight distribution condition is met and the collective weight of those securities whose individual current weights are in excess of 4.5% (or adjusted weights in accordance with the previous step, if applicable) exceeds 48.0% of the NDX, then the weights of all such large securities in that group will be scaled down proportionately toward 1.0% until their collective weight, so adjusted, is equal to 40.0%.

The aggregate weight reduction among the large securities resulting from either or both of the rebalancing steps above will then be redistributed to those securities with weightings of less than 1.0% (“small securities”) in the following manner. In the first iteration, the weight of the largest small security will be scaled upwards by a factor which sets it equal to the average NDX weight of 1.0%. The weights of each of the smaller remaining small securities will be scaled up by the same factor reduced in relation to each security’s relative ranking among the small securities such that the smaller the NDX security in the ranking, the less its weight will be scaled upward. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the NDX.

In the second iteration of the small security rebalancing, the weight of the second largest small security, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average NDX weight of 1.0%. The weights of each of the smaller remaining small securities will be scaled up by this same factor reduced in relation to each security’s relative ranking among the small securities such that, once again, the smaller the security in the ranking, the less its weight will be scaled upward. Additional iterations will be performed until the accumulated increase in weight among the small securities equals the aggregate weight reduction among the large securities that resulted from the rebalancing in accordance with the two weight distribution conditions discussed above.

Finally, to complete the rebalancing process, once the final weighting percentages for each NDX security have been set, the NDX Shares will be determined anew based upon the last sale prices and aggregate capitalization of the NDX at the close of trading on the last calendar day in February, May, August and November. Changes to the NDX Shares will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the divisor is made to ensure continuity of the NDX. Ordinarily, new rebalanced NDX Shares will be determined by applying the above procedures to the current NDX Shares. However, Nasdaq, Inc. may, from time to time, determine rebalanced weights, if necessary, by applying the above procedure to the actual current market capitalization of the NDX components. In such instances, Nasdaq, Inc. would announce the different basis for rebalancing prior to its implementation.

During the quarterly rebalancing, data is cutoff as of the previous month end and no changes are made to the NDX from that cutoff until the quarterly index share change effective date, except in the case of changes due to corporate actions with an ex-date.

Adjustments for Corporate Actions

Changes in the price and/or NDX Shares driven by corporate events such as stock dividends, splits, and certain spin-offs and rights issuances will be adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10.0%, the change will be made as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. The NDX Shares are derived from the security’s total shares outstanding. The NDX Shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

The following graph sets forth the daily historical performance of the NDX in the period from January 1, 2008 through the pricing date. This historical data on the NDX is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the NDX during any period set forth below is not an indication that the level of the NDX is more or less likely to increase or decrease at any time over the term of the notes. The horizontal red line in the graph represents the Threshold Value of 3,967.965, which is 60% of the Starting Value of 6,613.275, which was the closing level of the NDX on the pricing date.

Before investing in the notes, you should consult publicly available sources for the levels of the NDX.

License Agreement

The notes are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the NDX to track general stock market performance. The Corporations’ only relationship to MLPF&S (“Licensee”) is in the licensing of the NASDAQ®, OMX®, NASDAQ OMX®, and NDX registered trademarks, and certain trade names of the Corporations or their licensor and the use of the NDX which is determined, composed and calculated by Nasdaq without regard to Licensee or the notes. Nasdaq has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the NDX. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NDX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NDX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NDX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The EURO STOXX 50® Index

The SX5E was created by STOXX, which is owned by Deutsche Börse AG. Publication of the SX5E began in February 1998, based on an initial index level of 1,000 at December 31, 1991.

Index Composition and Maintenance

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list. All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the EURO STOXX® Index.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.” The index components are monitored for any changes based on the monthly selection list ranking. A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list. The highest-ranked stock that is not an index component will replace it. Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.” All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing monthly basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

EURO STOXX 50® Index	=	Free float market capitalization of the EURO STOXX 50® Index
Divisor

The “free float market capitalization of the Index” is equal to the sum of the product of the price, the number of shares and the free float factor and the weighting cap factor for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including MLPF&S, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the SX5E or any successor to the SX5E. STOXX does not guarantee the accuracy or the completeness of the SX5E or any data included in the SX5E. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the SX5E. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the SX5E or the manner in which the SX5E is applied in determining the amount payable on the notes at maturity.

The following graph sets forth the daily historical performance of the SX5E in the period from January 1, 2008 through the pricing date. This historical data on the SX5E is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SX5E during any period set forth below is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time over the term of the notes. The horizontal red line in the graph represents the Threshold Value of 1,835.12 (rounded to two decimal places), which is 60% of the Starting Value of 3,058.53, which was the closing level of the SX5E on the pricing date.

Before investing in the notes, you should consult publicly available sources for the levels of the SX5E.

License Agreement

One of our affiliates has entered into a non-exclusive license agreement with STOXX providing for the license to it and certain of its affiliated companies, including us, of the right to use indices owned and published by STOXX (including the SX5E) in connection with certain securities, including the notes.

The license agreement requires that the following language be stated in this pricing supplement:

“STOXX Limited, Deutsche Börse Group and their licensors, research partners or data providers have no relationship to us other than the licensing of the SX5E and the related trademarks for use in connection with the notes.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not:

•	sponsor, endorse, sell or promote the notes.
•	recommend that any person invest in the notes or any other securities.
•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
•	have any responsibility or liability for the administration, management or marketing of the notes.
•	consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty, and exclude any liability (whether in negligence or otherwise), in connection with the notes or their performance.

STOXX does not assume any contractual relationship with the purchasers of the notes or any other third parties.

Specifically,

•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not give any warranty, express or implied, and exclude any liability about:
o	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;
o	The accuracy, timeliness, and completeness of the SX5E and its data;
o	The merchantability and the fitness for a particular purpose or use of the SX5E and its data;
o	The performance of the notes generally.
•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty and exclude any liability, for any errors, omissions or interruptions in the SX5E or its data;
•	Under no circumstances will STOXX, Deutsche Börse Group or their licensors, research partners or data providers be liable (whether in negligence or otherwise) for any lost profits or indirect, punitive, special or consequential damages or losses, arising as a result of such errors, omissions or interruptions in the SX5E or its data or generally in relation to the notes, even in circumstances where STOXX, Deutsche Börse Group or their licensors, research partners or data providers are aware that such loss or damage may occur.

The licensing agreement discussed above is solely for our benefit and that of STOXX, and not for the benefit of the owners of the notes or any other third parties.”

The SPDR® S&P® Oil & Gas Exploration & Production ETF

The XOP seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Oil & Gas Exploration & Production Select Industry® Index (the “Underlying Index”). SSGA currently serves as the investment advisor to the XOP. The Underlying Index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market IndexTM (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas exploration and production sector. As of December 4, 2018, there were 72 oil and gas exploration and production sector companies included in the XOP. As of December 4, 2018, no single company represented more than 2.60% of the XOP’s holdings.

The XOP utilizes a “sampling” strategy in attempting to track the performance of the Underlying Index, which means that the XOP is not required to purchase all of the securities represented in the index but may instead purchase a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The XOP will normally invest at least 80% of its total assets in common stocks that comprise the Underlying Index.

The Underlying Index

The Underlying Index is an equally-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI, an index that measures the performance of the U.S. equity market. The S&P TMI includes all U.S. common equities listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX and IEX. Each of the component stocks in the Underlying Index is a constituent company within the oil and gas sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI, and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. As of the close of business on September 21, 2018, the S&P Dow Jones Indices LLC and MSCI, Inc. updated the GICS structure. Among other things, the update broadened the Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previously existing Telecommunication Services Industry group, as well as the Media Industry group, which was moved from the Consumer Discretionary sector and renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group contains three industries: Media, Entertainment and Interactive Media & Services. The Media industry continues to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry contains the Movies & Entertainment sub-industry (which includes online entertainment streaming companies in addition to companies previously classified in such industry prior to September 21, 2018) and the Interactive Home Entertainment sub-industry (which includes companies previously classified in the Home Entertainment Software sub-industry prior to September 21, 2018 (when the Home Entertainment Software sub-industry was a sub-industry in the Information Technology sector)), as well as producers of interactive gaming products, including mobile gaming applications). The Interactive Media & Services industry and sub-industry includes companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and includes search engines, social media and networking platforms, online classifieds and online review companies. The GICS structure changes were effective for the S&P TMI as of the open of business on September 24, 2018 to coincide with the September 2018 quarterly rebalancing.

In addition, companies must satisfy one of the two following combined size and liquidity criteria:

1.	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or
2.	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile: U.S. companies only.

Takeover Restrictions: At the discretion of the index sponsor, constituents with shareholder ownership restrictions defined in company organizational documents may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

Turnover: The index sponsor believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

Computation of the Underlying Index

The Underlying Index is calculated as the Underlying Index market value divided by the divisor. In an equal-weighted index like the Underlying Index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the Underlying Index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the Underlying Index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the Underlying Index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the Underlying Index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the Underlying Index committee, as defined below. The maximum basket liquidity weight for each stock in the Underlying Index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the Underlying Index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the Underlying Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the Underlying Index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the Underlying Index contains exactly 22 stocks as of the rebalancing effective date, the Underlying Index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest float-adjusted market capitalization). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the Underlying Index, it may be retained in the Underlying Index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to Underlying Index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The Underlying Index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The Underlying Index level is the Underlying Index market value divided by the Underlying Index divisor. In order to maintain Underlying Index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the Underlying Index market value (after rebalancing) divided by the Underlying Index value before rebalancing. The divisor keeps the Underlying Index comparable over time and is one manipulation point for adjustments to the Underlying Index, which we refer to as maintenance of the Underlying Index.

The following graph sets forth the daily historical performance of the XOP in the period from January 1, 2008 through the pricing date. This historical data on the XOP is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the price of the XOP during any period set forth below is not an indication that the price of the XOP is more or less likely to increase or decrease at any time over the term of the notes. The horizontal red line in the graph represents the Threshold Value of $18.92 (rounded to two decimal places), which is 60% of the Starting Value of $31.54, which was the closing price of the XOP on the pricing date.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the XOP.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount. MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount. The public offering price for investors purchasing the notes in fee-based advisory accounts will be $971.50 per note.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S, and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus, for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MLPF&S Reorganization

The current business of MLPF&S is expected to be reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAML Securities, Inc. (“BofAMLS”). Under the contemplated reorganization, BofAMLS would become the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S would assign its rights and obligations as selling agent for the notes under our distribution agreement to BofAMLS effective on the “Transfer Date”. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes, estimating the value of the notes using pricing models, and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAMLS. Accordingly, references to MLPF&S in this preliminary pricing supplement as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAMLS to the extent these services are to be performed on or after the Transfer Date.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

Sidley Austin LLP, New York, New York, is acting as counsel to MLPF&S and as special tax counsel to BofA Finance and BAC.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as contingent income-bearing single financial contracts with respect to the Underlyings and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the notes as contingent income-bearing single financial contracts with respect to the Underlyings. However, Sidley Austin LLP has advised us that it is unable to conclude that it is more likely than not that this treatment will be upheld. This discussion assumes that the notes constitute contingent income-bearing single financial contracts with respect to the Underlyings for U.S. federal income tax purposes. If the notes did not constitute contingent income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any component stocks included in an Underlying that is an index would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in an Underlying that is an index were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the NDX and SX5E and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in the NDX and SX5E is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Although the U.S. federal income tax treatment of any Contingent Coupon Payment on the notes is uncertain, we intend to take the position, and the following discussion assumes, that any Contingent Coupon Payment constitutes taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat any Contingent Coupon Payment as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any Contingent Coupon Payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since one Underlying is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-through entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in the notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange, or redemption of the notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the notes.

As described below, the IRS, as indicated in Notice 2008-2 (the “Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the notes, including in situations where the Underlying is not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a

“comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

Because two Underlyings are indices that periodically rebalance, it is possible that the notes could be treated as a series of contingent income-bearing single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including any Contingent Coupon Payment) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any Contingent Coupon Payment made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Except as discussed below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing accrued Contingent Coupon Payments which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any Contingent Coupon Payment and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Contingent Coupon Payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlyings or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.